Daxor Corporation
As of December 31, 2015

	NET ASSETS	SHARES O/S		
12/31/2014	24,580,735	3,990,906	6.16	
12/31/2015	14,427,532	3,852,488	3.74	(2.41)
AVERAGE	19,504,134		4.95	-48.75%
average		3,921,697		
Net investment income		450,520	0.114878839	
net realized and unrealized losses on investments an		-8,331,195	-2.124385183	
Income Tax Expense		-1,265,675	-0.32273656	
dividends paid		-154,102	-0.039294724	
other		0	0	
total expenses to average net assets		597,466	19504133.5	0.030633
net investment income before income taxes to net a		450,520	19504133.5	0.023099
net investment income to net assets		-815,155	19504133.5	-0.041794

lower of purchase or sale

Net assets	12/31/2015	14,427,532			
Net assets	12/31/2014	24,580,735			
Average Net assets		19,504,134	1,448,443	**7.43%**	**TURNOVER RATIO**

Per purchase sale summary

	Purchases	**Sales**
Options		
Longs	1,448,443.00	22,543,989.00
	1,448,443.00	22,543,989.00

Purchase sale summary

	OPTION PURCHASES	STOCK PURCHASES	TOTAL PURCHASES	OPTION SALES	STOCK SALES	TOTAL SALES
UBS 57504 32	47,778	316,411	364,189	229,253	6,901,959	7,131,211
UBS 47 029 56	19,668	225,155	244,823	151,549	6,667,524	6,819,074
FIDELITY		642,530	642,530		124,992	124,992
TD AMERITRADE	80,082	264,346	344,429	246,014	8,849,514	9,095,528
TOTAL	**147,528**	**1,448,443**	**1,595,971**	**626,816**	**22,543,989**	**23,170,804**

Daxor Corporation
Buys and Sells Summary
For the six months ended December 31, 2015

	UBS 57504	UBS 47029	TD Ameritrade	Sub-Total	mark to market adjustments	entry to record unrealized gain on short account 12/31/15	reversing entry for short unrealized gain at 01/01/15	Adjust for Market Value of Cash Short Positions of Equities at 12/31/15	Total
Purchases									
Option Purchases	47,778	19,668	80,082	147,528					147,528
Other Purchases	316,411	225,155	906,876	1,448,442	**129,239**	**(7,255)**	190,857		1,761,283
Total Purchases	**364,189**	**244,823**	**986,958**	**1,595,970**	**129,239**	**(7,255)**	**190,857**	**-**	**1,908,811**

	UBS 57504	UBS 47029	TD Ameritrade	Sub-Total	Securites Loaned	entry to record unrealized loss on short account	other adjustments	Adjust for Market Value of Cash Short Positions of Equities at 12/31/15	Total
Sales									
Option Sales	229,253	151,549	246,014	626,816			350		627,166
Other Sales	6,901,959	6,667,523	8,974,506	22,543,988			147,204	-	22,691,192
Total Sales	**7,131,212**	**6,819,072**	**9,220,520**	**23,170,804**	**-**	**-**	**147,554**	**-**	**23,318,358**

TO 2015 FIHI worksheet

9552 ubs 57504 -01/31	**350**	commissions
9550 BOA Class Action Settlement	52,704	
9550 cash for UIL Distribution	73,500	
9550 cash for UIL Distribution	21,000	
9550		
	147,554	